HERNÁNDEZ GÓMEZ ABOGADOS, S.C.

CORREDURÍA PÚBLICA NÚMERO 9
DEL ESTADO DE JALISCO

FERNANDO HERNÁNDEZ GÓMEZ

ALEJANDRO AGUILAR GARIBAY
ARTURO ESPINOZA GARCÍA DE ALBA
ALEJANDRO RODAS PORTUGAL
CRISTINA IRENE LASSO CERVANTES

MAR BÁLTICO NO. 2237, 4° PISO
COLONIA COUNTRY CLUB
GUADALAJARA, JALISCO, MX 44637
TEL. (33) 3817-1731 FAX 3817-1732


CONSULEGIS
MEMBER OF CONSULEGIS, AN INTERNATIONAL ASSOCIATION OF LAW FIRMS.


05008630


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
183
SECTION

May 20, 2005.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Attn: <u>**Nina Mogiriazad**</u>

Re: Hilasal Mexicana, S.A. de C.V..- Information Furnished Pursuant to Rule 12g3-2(b) - **File 82-4743**

Dear Nina:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the first quarter report for 2005, which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernandez, Esq.

First Quarter Report of 2005

Commentaries to the First Quarter

- The national market, supported by promotional products seems to have increased the volume of sales. The improvement on the sales conditions allow to increase the marginal contribution.
- In accordance to the study executed, which shows that the estimated remainder of the assets of long term is superior to the actual assign term, the management have decided to increase this year of 2005 the useful term estimated for the assets, passing from 10 to 15 years.
- The corporation shall continue reviewing constantly the estimated and useful term of its fix assets, together with the accounting principals generally accepted in Mexico.

Result Balance of 1T04 vs 1T05 (January-March)

- The total sales decreased 29.2% in volume, 25.6% in dollars and 28.6% in pesos.
- The decreased on the Quarter sales is explained by the reduction on the export sales to 70.3% in volume, 70.4% in dollars and 71.6% in pesos, by the elimination of the high volume lines and low margin, according to the strategy implemented during the second Quarter of 2004. Additionally last year's extraordinary sales resulted beneficial to the corporation by the introduction to the program to one principal corporations in USA.
- The operation profit was $8.1 million pesos and represented 9.1% of the sales comparing the 1.8% of 1T2004.

Integral Financing Cost

- The integral financing cost was a total of $155 thousand pesos during 1T04 comparing the $1.8 million pesos during 1T05.
- The payment on interest increased 27.5% in dollars and 22.4% in pesos by increased of 1.57 percentage points on the rate.

Net Profit

- Result from a better operative and brut margins, the net profit was $3.4 millions of pesos which mean the 3.9% of the sales, comparing the 223 thousand pesos of 1T2004.

Other Financial operations

- This principally reflects the expenses by installed capacity not use, not included in the standard cost and extraordinary indemnification of personnel.



Balance of March 31st, 2004 vs March 31st, 2005

- From March, 2004 to March 2005 the National Currency peso increase its value 0.17% respecting to the U.S. dollar and the inflation was 4.39%. These effects generate variations at the time of comparing the numbers in pesos and dollars.
- The total actives decreased 16.9% en pesos and 13.4% in dollars. The disposition in funds increased $824 thousand dollars located in $1.2 millions of dollars. The portfolio decreased 33.4% in pesos and 30.5% in dollars and its recovering global indicator from 84 to 78 days. The inventories decreased 35.5% in pesos and 32.4 in dollars. The fix assets decreased 6.5% in pesos and 2.6% in dollars.

General Matters

- The General Ordinary Stockholder Meeting was executed on march 17, 2005, with the representation of 79.6% of the shares, in which it was approved by the stockholders the results of the year 2004, and the approbation to ratify the Board of Directors, the members of the Executive Board and the accounting firm Gossler, S.C. as the external auditing firm, as well the ratification of C.P. Alfredo Varela Tostado as the Statutory Examiner of the corporation.
- As a coordinated manner with the Labor Union and the Corporation decided to postpone to increase the salaries which normally are granted during the first Quarter of the year.
- The Amendment on the Agency Agreement with GE Capital, which contained new, and better terms and conditions.




Hilasal
MEXICANA, S.A DE C.V.


RECEIVED
MAY 2 4 2005
WASH. D.C.
183
SECTION

First Quarter Report 2005

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** Quarter: **1** Year: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**620,928**	100	**747,219**	100
2	**CURRENT ASSETS**	**221,017**	**36**	**323,306**	**43**
3	CASH AND SHORT-TERM INVESTMENTS	14,391	2	5,360	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	89,486	14	134,270	18
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	9,937	2	18,326	2
6	INVENTORIES	107,203	17	165,350	22
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**392,185**	**63**	**419,407**	**56**
13	PROPERTY	165,544	27	165,562	22
14	MACHINERY AND INDUSTRIAL EQUIPMENT	595,666	96	561,502	75
15	OTHER EQUIPMENT	95,022	15	94,186	13
16	ACCUMULATED DEPRECIATION	476,384	77	427,613	57
17	CONSTRUCTION IN PROGRESS	12,337	2	25,770	3
18	**DEFERRED ASSETS (NET)**	**7,726**	**1**	**4,506**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**326,443**	100	**420,050**	100
21	**CURRENT LIABILITIES**	**85,197**	**26**	**170,817**	**41**
22	SUPPLIERS	21,725	7	54,140	13
23	BANK LOANS	46,911	14	96,970	23
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	11,627	4	9,645	2
26	OTHER CURRENT LIABILITIES	4,934	2	10,062	2
27	**LONG-TERM LIABILITIES**	**171,293**	**52**	**172,116**	**41**
28	BANK LOANS	171,293	52	172,116	41
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**69,327**	**21**	**75,659**	**18**
32	**OTHER LIABILITIES**	**626**	**0**	**1,458**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**294,485**	100	**327,169**	100
36	**CONTRIBUTED CAPITAL**	**225,330**	**77**	**225,351**	**69**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	16	48,417	15
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	130,752	44	130,769	40
39	PREMIUM ON SALES OF SHARES	46,161	16	46,165	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**69,155**	**23**	**101,818**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	242,407	82	242,173	74
43	REPURCHASE FUND OF SHARES	8,050	3	8,003	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(184,754)	(63)	(148,581)	(45)
45	NET INCOME FOR THE YEAR	3,452	1	223	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**14,391**	100	**5,360**	100
46	CASH	3,073	21	5,250	98
47	SHORT-TERM INVESTMENTS	11,318	79	110	2
18	**DEFERRED ASSETS (NET)**	**7,726**	100	**4,506**	100
48	AMORTIZED OR REDEEMED EXPENSES	7,726	100	4,506	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**85,197**	100	**170,817**	100
52	FOREING CURRENCY LIABILITIES	56,671	67	130,894	77
53	MEXICAN PESOS LIABILITIES	28,526	33	39,923	23
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**4,934**	100	**10,062**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,934	100	10,062	100
27	**LONG-TERM LIABILITIES**	**171,293**	100	**172,116**	100
59	FOREING CURRENCY LIABILITIES	166,520	97	172,116	100
60	MEXICAN PESOS LIABILITIES	4,773	3	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**69,327**	100	**75,659**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	69,327	100	75,659	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**626**	100	**1,458**	100
68	RESERVES	626	100	1,458	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(184,754)**	100	**(148,581)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(121,540)	(66)	(100,008)	(67)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(63,214)	(34)	(48,573)	(33)

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	135,820	152,489
73	PENSIONS FUND AND SENIORITY PREMIUMS	626	1,458
74	EXECUTIVES (*)	10	10
75	EMPLOYERS (*)	236	290
76	WORKERS (*)	438	823
77	CIRCULATION SHARES (*)	130,290,546	130,245,746
78	REPURCHASED SHARES (*)	9,149,454	9,194,254

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**89,509**	**100**	**125,421**	**100**
2	COST OF SALES	66,310	74	104,114	83
3	**GROSS INCOME**	**23,199**	**26**	**21,307**	**17**
4	OPERATING EXPENSES	15,070	17	18,997	15
5	**OPERATING INCOME**	**8,129**	**9**	**2,310**	**2**
6	TOTAL FINANCING COST	1,841	2	156	0
7	**INCOME AFTER FINANCING COST**	**6,288**	**7**	**2,154**	**2**
8	OTHER FINANCIAL OPERATIONS	1,748	2	3,635	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,540**	**5**	**(1,481)**	**(1)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,088	1	(1,704)	(1)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,452**	**4**	**223**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**3,452**	**4**	**223**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,452**	**4**	**223**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,452**	**4**	**223**	**0**

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**89,509**	**100**	**125,421**	**100**
21	DOMESTIC	70,086	78	57,047	45
22	FOREIGN	19,423	22	68,374	55
23	TRANSLATED INTO DOLLARS (***)	1,728	2	5,841	5
6	**TOTAL FINANCING COST**	**1,841**	**100**	**156**	**100**
24	INTEREST PAID	2,844	154	2,324	1,490
25	EXCHANGE LOSSES	4,154	226	7,248	4,646
26	INTEREST EARNED	56	3	86	55
27	EXCHANGE PROFITS	3,952	215	6,732	4,315
28	GAIN DUE TO MONETARY POSITION	(1,149)	(62)	(2,598)	(1,665)
8	**OTHER FINANCIAL OPERATIONS**	**1,748**	**100**	**3,635**	**100**
29	OTHER NET EXPENSES (INCOME) NET	1,748	100	3,635	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,088**	**100**	**(1,704)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	625	57	(1,704)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	463	43	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	99,098	136,382
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	389,546	471,041
39	OPERATION INCOME (**)	29,230	24,661
41	NET CONSOLIDATED INCOME (**)	10,804	(1,623)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2005**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,452**	**223**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	5,464	9,524
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**8,916**	**9,747**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	15,692	(2,503)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**24,608**	**7,244**
6	CASH FLOW FROM EXTERNAL FINANCING	(5,102)	9,397
7	CASH FLOW FROM INTERNAL FINANCING	(10,785)	(1,134)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(15,887)**	**8,263**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,593)**	**(13,413)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	7,128	2,094
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	7,263	3,266
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	14,391	5,360

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2005**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**5,464**	**9,524**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,550	13,490
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	63	(1,368)
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,149)	(2,598)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**15,692**	**(2,503)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(15,268)	6,142
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	26,734	(15,828)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(761)	(1,353)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	6,066	13,726
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,079)	(5,190)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(5,102)**	**9,397**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(253)	(5,079)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(4,849)	14,476
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(10,785)**	**(1,134)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(10,789)	(1,134)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	4	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,593)**	**(13,413)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,810)	(25,828)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	1,217	12,415
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	3.86 %	0.18 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	3.67 %	(0.50) %
3	NET INCOME TO TOTAL ASSETS (**)	1.74 %	(0.22) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	33.29 %	1,165.02 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.62 times	0.63 times
7	NET SALES TO FIXED ASSETS (**)	0.92 times	1.12 times
8	INVENTORIES ROTATION (**)	3.06 times	4.76 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	78 days	84 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.61 %	3.61 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	52.57 %	56.22 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.11 times	1.28 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	68.37 %	72.14 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.68 %	41.04 %
15	OPERATING INCOME TO INTEREST PAID	2.06 times	0.99 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.19 times	1.12 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.59 times	1.89 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.34 times	0.92 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.68 times	0.77 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.89 %	3.14 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	9.96 %	7.77 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	17.53 %	(2.00) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	8.65 times	3.12 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	32.11 %	113.72 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	67.89 %	(13.72) %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	176.40 %	192.56 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS		QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
			Amount		Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.08	$	(0.01)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.00	$	0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	2.26	$	2.51
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.44 times		0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		12.06 times		(107.00) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Reporte al Primer Trimestre del 2005

Comentarios del Trimestre
Valores en términos de dólares

· Se consolidan los resultados del programa de reestructuración implementado en el IIT04. Por tercer trimestre consecutivo, se presentan incrementos en los márgenes de utilidad bruta, operativa y neta respecto al mismo trimestre del año anterior.

· El mercado nacional, apoyado con productos promocionales ve incrementado su volumen de venta. Las mejores condiciones de venta permiten mejorar su contribución marginal.

· La estrategia de reducción de inventarios dio como resultado una disminución del 32.4% con respecto al 1T-04 y del 19.4% en el trimestre.

· El Indicador de días de rotación de la cartera mejora al pasar de 84 en el 1T04 a 78 en el 1T05.

· En aplicación del Boletín C-15 de Principios de Contabilidad emitido por el Instituto Mexicano de Contadores Públicos, "Deterioro en el valor de los activos de larga duración y su disposición", llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

· Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima en 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los

estados financieros de la empresa.

- Se disminuyó la deuda en 1.6% por las amortizaciones de largo plazo. En los últimos doce meses la deuda se ha reducido 15.5%. Se cuenta con excedentes de efectivo que de haberse aplicado a deuda permitirían una reducción adicional de 6.5%.

- El Perfil de deuda con costo es 21.5% corto y 78.5% largo plazo.

Estado de Resultados 1T04 vs 1T05 (enero - marzo)

Las ventas totales disminuyeron 29.2% en volumen, 25.6% en dólares y 28.6% en pesos.

La disminución en las ventas del trimestre se explica por la reducción de las ventas en exportación que disminuyeron 70.3% en volumen, 70.4% en dólares y 71.6% en pesos por la eliminación de líneas de alto volumen y bajo margen, de acuerdo a la estrategia implementada en el segundo trimestre del 2004. Adicionalmente, el año 2004 se vio favorecido por una venta extraordinaria derivada de la introducción de un programa a una de las principales cadenas de EU.

La venta en el mercado doméstico presenta un incremento de 30.0% en volumen, 28.1% en dólares y 22.9% en pesos. La introducción de programas promocionales contribuyó a este crecimiento.

El margen bruto pasó del 17.0% al 25.9%, principalmente por mejoría en costos y mejores condiciones de venta..

Los gastos de operación pasaron del 15.1% al 16.8% con respecto a ventas por menor nivel de facturación. En términos absolutos disminuyeron 20.7%, con reducciones en términos reales del 22.9% en gastos de venta y del 18.3% en gastos de administración.

La utilidad operativa fue de $8.1 millones de pesos y representó el 9.1% de la venta en comparación del 1.8% del 1T2004.

La UAFIDA se ubicó en 16.4% sobre ventas, comparado contra el 12.6% en el 1T04.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $155 mil pesos durante el 1T04 en comparación a $1.8 millones de pesos en el 1T05.

Los intereses pagados aumentaron 27.5% en dólares o 22.4% en pesos por incremento de 1.57 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas pasaron del 1.8% en el 1T04 al 3.1% en este trimestre. La tasa anual promedio de préstamos fue 4.67% en dólares.

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

La cobertura UAFIDA a intereses pagados fue de 5.3 veces.

La paridad cambiaria al 1T04 resultó en $516 mil pesos contra $201 mil pesos al 1T05.

El Repomo al 1T04 fue de ($2.5) millones de pesos comparado con ($1.1) millones de pesos al 1T05.

Otras Operaciones Financieras

En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

Impuestos, PTU y D-4

Se reconoce el impuesto diferido derivado de ISR y PTU.

Utilidad Neta

Por mejores márgenes bruto y operativo, la utilidad neta se ubicó en $3.4 millones de pesos y significó el 3.9% de la venta, en comparación de 223 mil pesos del 1T2004.4

Resultados Últimos Doce Meses 2005 vs 2004 (abril-marzo)

Las ventas totales disminuyeron 18.7% en volumen, 17.5% en dólares y 17.3% en pesos.

Las ventas nacionales disminuyeron 30.3% en volumen, 20.5% en dólares y 20.2% en pesos.

Las exportaciones aumentaron 0.9% en volumen y disminuyeron 12.1% en dólares y pesos.

El margen bruto aumentó al pasar del 20.6% al 24.9%, apoyada por el programa de reestructura implementado desde el segundo trimestre del 2004, mismo que permitió mejorar las condiciones de venta y eliminar programas de alto volumen y bajo margen.

Los gastos de operación pasan del 15.4% al 17.4% sobre ventas. Los gastos de venta pasan de 7.5% a 8.8% de los ingresos. Los gastos de administración disminuyen 10.5% en términos reales y su indicador pasa de 7.9% a 8.6% sobre ventas.

El margen de operación aumentó al pasar de 5.2% al 7.5%.

La UAFIDA representó el 19.9% con respecto a ventas, en comparación del 16.4% del 2004.

Costo Integral de Financiamiento

El costo integral de financiamiento a marzo del 2004 representó $14.4 millones pesos en comparación de $5.8 millones de pesos a marzo del 2005.

Los intereses pagados se incrementan 29.9% al pasar de $8.8 a $11.4 millones de pesos. En término de dólares aumentan de $753 mil a $983 mil. Los intereses netos en su relación a ventas pasan de 1.8% en el 2004 a 2.9% en el 2005.

La paridad cambiaria pasó de $12.6 millones a $1.9 millones de pesos.

El Repomo a marzo del 2004 fue de $(6.5) millones de pesos, comparado con $(7.3) millones de pesos a marzo del 2005.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias

No se generó base para ISR y PTU. Se reconoce en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante. Se registra la provisión de PTU diferida.

Utilidad Neta

Se registra utilidad neta por $10.8 millones de pesos que representa el 2.8% de la venta en comparación de la pérdida de $1.6 millones de pesos del 2004.

Balance al 31 de marzo 2004 vs 31 de marzo 2005.

De marzo del 2004 a marzo del 2005 el peso se apreció 0.17% con respecto al dólar y la inflación fue del 4.39%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales disminuyeron 16.9% en pesos y 13.4% en dólares. El disponible en caja se incrementó en US$ 824 mil para ubicarse en US$1.2 millones. La cartera disminuyó 33.4% en pesos y 30.5% en dólares y su indicador global de recuperación pasa de 84 a 78 días. Los inventarios disminuyeron 35.2% en pesos y 32.4% en dólares. El activo fijo disminuyó 6.5% en pesos y 2.6% en dólares.

El pasivo total disminuyó 22.3% en pesos y 19.0% en dólares. La deuda con costo se reduce 15.5% para ubicarse en US $19.7 millones, su nivel más bajo desde Junio de 1999. La composición es 21.5% a corto plazo y 78.5% a largo

DIRECTOR REPORT (1)

ANNEX 1 **NON CONSOLIDATED**
Final Printing

plazo.

El capital contable pasó de $327.1 a $294.4 millones. La cuenta de insuficiencia en la actualización de capital se incrementó $36.1 millones de pesos. Se registra una utilidad neta por el ejercicio 2005 de $3.4 millones de pesos.

Asuntos Generales

Se realizó Asamblea General Ordinaria de Accionistas el 17 de marzo con la representación del 79.6% de acciones, habiéndose aprobado los resultados del ejercicio 2004, ratificándose al Consejo de Administración, a los miembros del Comité Ejecutivo, al Despacho Gossler SC como auditores externos y al C.P. Alfredo Varela Tostado como Comisario e instalándose el Comité de Auditoria.

Durante el trimestre se renovó con Mattel la licencia de Barbie y con Marvel la licencia de Spiderman.

De manera coordinada, Sindicato y Empresa decidieron postergar el aumento de salarios que se otorga de forma anual durante el primer trimestre.

Se firmó convenio modificatorio al contrato de factoraje con GE Capital mejorando condiciones

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
La depreciación se calcula por el método de línea recta, considerando el valor del bien menos su valor de rescate, cuando este es representativo, de acuerdo con la vida útil estimada de dichos activos. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

Los activos se registran a su costo de adquisición de conformidad a lo señalado por el Boletín B-10 5to documento de adecuaciones, el cual señala que para la actualización del mismo, se apliquen factores derivados del INPC y el tipo de cambio correspondiente al cierre del ejercicio para los activos de procedencia extranjera.

En aplicación del Boletín C-15 de principios de contabilidad emitido por el Instituto Mexicano de Contadores Públicos, "Deterioro en el valor de los activos de larga duración y su disposición", llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 31 de Marzo de 2005 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 48,417

Actualización $ 130,752

Prima en colocación acciones $ 46,161

Resultados acumulados $ 242,407

Reserva para recompra de acciones $ 8,050

Exceso o insuficiencia $ (-184,754)

Resultado del ejercicio $ 3,452

TOTAL CAPITAL CONTABLE $ 294,485

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Marzo de 2005 el monto autorizado es de $ 26,961 de los cuales se han utilizado a esa fecha $ 18,911

El saldo al 31 de Marzo de 2005 asciende a $ 8,050

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 2,844
Intereses a favor $ (56)
Intereses netos $ 2,788
Efecto por paridad cambiaría $ 202
Resultado por posición monetaria $ (1,149)

TOTAL COSTO $ 1,841

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes	Resultado neto neto mes Inicio	Índice	Resultado Cierre	Acumulado
Dic. 94	1,923	28.605	102.904	
Dic. 95	4,126	43.471		
Dic. 96	32,728	55.514		
Dic. 97	44,008	64.2420		
Dic. 98	56,867	76.195		
Dic. 99	66,053	85.581		
Dic.00	49,670	93.248		
Dic.01	29,335	97.354		
Dic.02	13,993	102.9040		
Dic.03	664	106.9960		
Dic 04	7,515	112.5500		
Ene 05	65	112.554		
Feb 05	2,793	112.929		
Mzo 05	594	113.438		

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 1er trimestre del ejercicio 2005,se realizaron en un 78 % al mercado nacional y en un 22 % al mercado de exportación. Adicionalmente el 100 % de sus ventas de exportación fueron a Estados Unidos de Norteamérica.

NOTA 11

Con apego al Boletín C-3 de Cuentas por Cobrar de PCGA, se adecua la Política que actualiza la Reserva de Incobrabilidad. Con ello, se realizarán aplicaciones a resultados en forma proporcional a los días vencidos. Esta política sustituye el criterio anterior de aplicar un porcentaje sobre el saldo de la cartera.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITI COST	PRESENT VALUE (3)
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4)		1	0.00	0	0
(No. DE ASOC.:)		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2005**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BBVA	10/09/2005	3.82	0	0	9,882	0	0	0	0	0	0	0	0	0	0	0
SCOTIA BANK	05/03/2005	4.45	0	0	11,229	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
GE CAPITAL	01/01/2012	4.95	0	0	0	0	0	0	0	0	0	6,675	11,687	9,880	10,377	54,898
GE CAPITAL	01/01/2012	5.08	0	0	0	0	0	0	0	0	0	1,057	1,851	1,565	1,644	8,695
GE CAPITAL	01/01/2012	5.00	0	0	0	0	0	0	0	0	0	212	372	314	330	1,746
BBVA	17/05/2007	10.95	3,819	4,773	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	12/06/2006	4.55	0	0	0	0	0	0	0	0	0	14,037	7,018	0	0	0
BANCOMEXT	17/03/2007	4.22	0	0	0	0	11,229	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	4.23	0	0	0	0	11,229	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	4.24	0	0	0	0	11,229	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	4.28	0	0	0	0	11,229	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	4.28	0	0	0	0	11,229	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**3,819**	**4,773**	**21,111**	**0**	**56,145**	**0**	**0**	**0**	**0**	**21,981**	**20,928**	**11,759**	**12,351**	**65,337**
PROVEEDORES																
VARIOS			9,842	0	0	0	0	0	0	0	11,883	0	0	0	0	0
TOTAL SUPPLIERS			**9,842**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**11,883**	**0**	**0**	**0**	**0**	**0**
VARIOS			3,238	0	313	0	0	0	0	0	1,383	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**3,238**	**0**	**313**	**0**	**0**	**0**	**0**	**0**	**1,383**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			16,899	4,773	21,424	0	56,145	0	0	0	13,266	21,981	20,928	11,759	12,351	65,337

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	97,612,241	255,155,606	157,543,365	0.00	0
FEBRUARY	98,261,539	249,195,963	150,934,424	0.33	504
MARCH	106,077,669	249,147,757	143,070,088	0.45	645
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**1,149**

NOTES

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2005**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	67
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

LA CAPACIDAD INSTALADA EN CUATRO TURNOS ES DE 740 TONELADAS MENSUALES DE LAS CUALES SE RESERVA EL 10% PARA SERVICIO. DURANTE EL PRIMER TRIMESTRE 2005 LA EMPRESA OPERO EN 3 TURNOS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS	CIBA,DYSTAR			NO	16.00
MATERIALES INDIRECTOS	DIVERSOS			SI	4.00
		ALGODON	ECOM	NO	47.00

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
.AS	875	50,059 0 0 0 0	823 0 0 0 0	70,086	55.00	LICENCIAS PROPIAS, PRESTIGE, SAHARA, ROYAL CROWN, ELITE, ELEGANCE	WAL MART, COMERCIAL MEXICAN GIGANTE, CASA LEY, CHEDRAUI, CONTROL, SAM'S CLUB, COPPEL
)TAL		50,059		70,086			

MEXICAN STOCK EXCHANGE

SIFIC / ICS

)CK EXCHANGE CODE: **HILASAL**

ASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AS		0 0 0	270 0 0	19,423	ESTADOS UNIDOS	HILASAL Y LAS DE NUESTROS CLIENTES	JC PENNEY, BIG LOTS, MARMAXX, MUSCOGE
TAL				19,423			

OTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2005**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	110,130,546	130,290,546	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**110,130,546**	**130,290,546**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
130,290,546
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	9,149,454	1.23820	1.00000

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **01 OF JANUARY** **TO** **31 OF** **MARCH** **2005** AND **2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.



LIC. JORGE GARCIA FERNANDEZ
DIRECTOR EJECUTIVO DE FINANZAS



CP ALEJANDRO RODRIGUEZ RODRIGUEZ
GERENTE DE FINANZAS

EL SALTO, JAL, AT APRIL 25 OF 2005

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HILASAL

FECHA: 25/04/200 17:55

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HILASAL MEXICANA S.A. DE C.V.
DO MICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com
DIRECCION DE INTERNET:	www.hilasal.com

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HME800422NP7
DOMICILIO FISCAL:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE:	ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL
TELEFONO:	(0133) 36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC PABLO GARCIA BARBACHANO
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680

CLAVE DE COTIZACION: HILASAL **FECHA:** 25/04/200 17:55

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE FINANZAS
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: ING JOSE EDUARDO SOL LORENZANA
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

CLAVE DE COTIZACION: HILASAL FECHA: 25/04/200 17:55

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE FINANZAS
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.